August 29, 2019

Richard Heddle
Chief Executive Officer
Plastic2Oil, Inc.
20 Iroquois Street
Niagara Falls, NY 14303

       Re: Plastic2Oil, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed June 3, 2019
           File No. 000-52444

Dear Mr. Heddle:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Exhibit 23.1, page 1

1. The consent of D. Brooks and Associates CPA's, P.A is dated April 7, 2017 and refers to the firm's report of the same date included in your Form 10-K "as at December 31, 2016 and 2015 for the years then ended". Please amend your filing to have D. Brooks and
      Associates CPA's, P.A provide a correctly worded and currently dated consent that refers to the use of their report dated June 3, 2019 which appears in this filing, i.e., your Form
      10-K for the year ended December 31, 2018.
General

2.    Please file your Form 10-Q for the period ended June 30, 2019.
 Richard Heddle
Plastic2Oil, Inc.
August 29, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eric Atallah at (202) 551-3663 or Martin James, Senior Assistant Chief
Accountant, at (202) 551-3671 with any questions.



FirstName LastNameRichard Heddle                          Sincerely,
Comapany NamePlastic2Oil, Inc.
                                                          Division of
Corporation Finance
August 29, 2019 Page 2                                    Office of Electronics
and Machinery
FirstName LastName